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April 15, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention: Laura Hatch

RE:	GAMCO Global Series Funds, Inc.

(File Nos. 033-66262 and 811-07896)

Ladies and Gentlemen:

Electronically transmitted herewith for filing on behalf of GAMCO Global Series Funds, Inc. (the “Company”), and each of its series, The GAMCO Global Telecommunications Fund, The GAMCO Global Growth Fund, The GAMCO Global Opportunity Fund, and The Gabelli Global Rising Income and Dividend Fund (each, a “Fund,” and collectively, the “Funds”) is Amendment No. 28 to the Company’s registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 filed pursuant to Rule 485(a) of the Securities Act of 1933.

The Registration Statement is substantially similar to Post-Effective Amendment No. 26, filed April 27, 2012, to the Registration Statement, and except in relation to The Gabelli Global Rising Income and Dividend Fund, the only substantive changes contained in Post-Effective Amendment No. 28 are as follows:

•	Audited financial statements and the notes thereto and selected financial data has been revised as of each Fund’s year ended December 31, 2012.

•	The tax disclosure was updated to reflect recent tax law changes.

•	Disclosure regarding changes to CFTC Rule 4.5 and related matters.

•	Other minor factual updates.

With respect to The Gabelli Global Rising Income and Dividend Fund, the following are additional substantive changes made to the disclosure:

•	The Fund’s name is being changed from The GAMCO Vertumnus Fund to The Gabelli Global Rising Income and Dividend Fund.

•

Effective August 10, 2012, after providing investors with the required 60 days’ notice, the Fund adopted a new investment strategy and terminated its former investment policy of investing at least 80% of its net assets in convertible securities.

•	Effective April 30, 2013, the Fund is further changing its investment policy and strategies to read as set forth in the Amendment No. 28:

“Under normal circumstances, the Fund intends to invest in at least three countries, including the United States, and will invest at least 40% of its total assets in countries other than the United States.”

•	Beginning January 1, 2013, the Fund began making income and capital gain distributions on an annual basis, rather than on a quarterly basis.

Enclosed please find, as a courtesy copy, a marked version of Amendment No. 28 against Amendment No. 26.

As such, the Funds hereby request expedited review of the Registration Statement in accordance with Securities and Exchange Commission Release No. IC-13768; Release No. 33-6510 so that the Amendment to the Registration Statement may be declared effective prior to the end of April. If you have any questions, please contact me at (416) 777-4727 or Richard Prins at (212) 735-2790.

Very truly yours,

/s/ Steven Grigoriou

Steven Grigoriou, Esq.